

Mail Stop 3720

May 31, 2006

Paul Brock
President
Rochdale Mining Corp.
Unit 321-255 Newport Drive
Port Moody, British Columbia
Canada V3H 5H1

> **Re:** **Rochdale Mining Corp.**
> **Amendment Number 1 to Form SB-2**
> **Filed May 12, 2006**
> **File No. 333-127388**

Dear Mr. Brock:

We have reviewed your filing and your May 12, 2006 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form SB-2.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

General

1. Please note that specific page number references where changes were made in response to each comment greatly expedite our review of your filing.

Summary of Our Offering

The Offering, page 6

2.   Disclose in this section that another risk arising out of the funding arrangement is
        that those with access to the account could freely withdraw funds from the
        account without the knowledge of other executive officers or investors. Identify
        in this section those individuals who have access to the account. Finally, include
        a risk factor summarizing these risks of placing investors' funds into a bank
        account controlled by the company.

Plan of Distribution; Terms of the Offering, page 14

Offering Period and Expiration Date, page 16

3.   Please note that if you decide to extend the offering period, you should inform
        investors that their money will be promptly returned pursuant to the terms
        described in the prospectus unless the investors make an affirmative statement to
        you that they wish to subscribe to the extended offer. Rochdale Mining must
        receive the investor's affirmative statement prior to the original expiration date of
        the offering. Revise the "Plan of Distribution; Terms of the Offering" section to
        clarify that your company will comply with these requirements if the offering
        period is extended beyond the original expiration date.

Events that Would Terminate the Offering, page 16

4.   Please revise this list of events that will lead to termination of the offering to
        include "a change in the minimum amount of proceeds," as requested by our prior
        comment 9.

                                    *   *   *   *

        Please amend your Form SB-2 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please file on
EDGAR a cover letter with your amendment that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes
For Larry Spirgel
Assistant Director

cc: Conrad Lysiak
        Via Facsimile: (509) 747-1770